FIRST MINING GOLD

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

# NOTICE OF MEETING

and

# MANAGEMENT INFORMATION CIRCULAR

for the

# ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on

# JUNE 16, 2020

Dated as of May 6, 2020

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

## About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. ("**First Mining**") is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd. We are advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated Mineral Resource categories and 3.8 million ounces of gold in the Inferred Mineral Resource category.

Our primary focus is the development and permitting of our Springpole Gold Project (the "**Springpole Project**") and the advanced exploration of our Goldlund Gold Project (the "**Goldlund Project**"), both located in northwestern Ontario. The Company's eastern Canadian property portfolio also includes the Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

The Springpole Project is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. The project hosts 4.67 million ounces gold in the Indicated Mineral Resource category and 0.23 million ounces gold in the Inferred Mineral Resource category. We began consultation efforts with local Indigenous communities within the area of the Springpole Project in 2018 to support the federal and provincial Environmental Assessment ("**EA**") processes that are currently underway. These consultation efforts will be ongoing throughout the EA process.

The Goldlund Project is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential of the project. The project hosts 0.81 million ounces gold in the Indicated Mineral Resource category and 0.88 million ounces gold in the Inferred Mineral Resource category.

We are publicly listed on the Toronto Stock Exchange ("**TSX**") under the trading symbol "FF", in the US on the OTC-QX under the trading symbol "FFMGF", and on the Frankfurt Stock Exchange under the symbol "FMG". Our management team has decades of experience in evaluating, exploring and developing mineral assets.

### Contents

Dear Shareholder:

It is my pleasure to invite you to our 2020 annual general meeting of shareholders to be held on Tuesday, June 16, 2020 at 10:00 a.m. (Pacific Time) (the "**Meeting**"). Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely **virtual meeting**, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors and management of First Mining.

As the Meeting will be completely virtual, **shareholders will not be able to attend the Meeting in person**. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at www.issuerdirect.com/virtual-event//ff. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend and participate at the Meeting, but **will not** be able to vote at the Meeting.

The Meeting is your opportunity to vote on various items of business, meet our board of directors and management team *virtually via the webcast*, and learn more about our project developments, our performance over the past year and our future plans. Please take some time to read the accompanying management information circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

**Your vote is very important. You can vote online before the proxy cut-off date and time (or, if you are a registered shareholder, at the Meeting) or by phone, fax, mail.**

*If you have any* questions *and/or need assistance in voting your shares, please contact Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.*

Thank you for your continued support as we move our business forward.

Yours sincerely,

*/s/ Keith Neumeyer*

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 6, 2020

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

# Notice of 2020 Annual General Meeting of Shareholders

## When

Tuesday, June 16, 2020 at 10:00 a.m. (Pacific Time)

## Where

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely **virtual meeting**, which will be conducted via live webcast at www.issuerdirect.com/virtual-event//ff. **Shareholders will not be able to attend the Meeting in person**.

We will cover five items of business at our 2020 annual general meeting (the "**Meeting**"):

1. Receive our audited consolidated financial statements for the financial year ended December 31, 2019 and the auditor's report thereon;
2. Fix the number of directors to be elected at the Meeting at five;
3. Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;
4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay; and
5. Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

## Record date

The record date for the Meeting is April 30, 2020. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

## Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management's discussion and analysis ("**MD&A**") for the year ended December 31, 2019 will also accompany this notice (collectively, the "**Meeting Materials**"). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR profile at www.sedar.com, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

***Please read the Circular carefully before voting.***

If you will not be attending the Meeting virtually via the live webcast, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investors Services Inc. ("**Computershare**"). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, $8^{th}$ Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 12, 2020 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), the shareholder will not be entitled to vote online during the virtual Meeting by proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them virtually at the Meeting **must submit their proxy or voting instruction form (if applicable) prior to registering their third-party proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register your third-party proxyholder will result in the proxyholder not receiving a 15-digit Control Number, and therefore not being able to vote during the virtual Meeting**.

To register a proxyholder, shareholders **MUST** visit http://www.computershare.com/FirstMiningGold by Friday, June 12, 2020 and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a 15-digit Control Number via e-mail.

**Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.**

If you would like us to send you a paper copy of the Meeting Materials, please contact Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

**BY ORDER OF THE BOARD OF DIRECTORS,**

*/s/ Keith Neumeyer*

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 6, 2020

## 2020 Management Information Circular

Throughout this document, the terms *we, us, our, the Company* and *First Mining* mean First Mining Gold Corp. and its subsidiaries, in the context.

You have received this management information circular (the "**Circular**") because our records indicate you held common shares ("**Common Shares**") of First Mining as of the close of business on April 30, 2020 (the "**Record Date**") and we are sending this Circular to you in connection with the 2020 annual general meeting of our shareholders to be held on Tuesday, June 16, 2020 (the "**Meeting**").

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely **virtual meeting**, which will be conducted via live webcast at www.issuerdirect.com/virtual-event//ff. **Shareholders will NOT be able to attend the Meeting in person.**

**We encourage you to submit your vote by proxy prior to the Meeting by the proxy deposit deadline, which is 10:00 a.m. (Pacific Time) on Friday, June 12, 2020**. On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

This Circular is dated May 6, 2020. Unless otherwise stated, all information in this Circular is current as of May 6, 2020, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 8, 2020 with a proxy or voting instruction form, in accordance with applicable laws.

## Notice & Access Process

We are using the notice and access model ("**Notice and Access**") provided under National Instrument 54–101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* for the delivery to our shareholders of the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2019 and the accompanying management's discussion and analysis thereon (collectively, the "**Meeting Materials**"). We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

### How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

***Registered shareholders*** may make their request by contacting Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

***Non-registered shareholders*** may make their request online at www.proxyvote.com or by telephone at 1.877.907.7643 (North America) or 905.507.5450 (outside of North America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

## About the Meeting

### Items of business

***1. Receive our audited consolidated annual financial statements for the financial year ended December 31, 2019 and the auditor's report thereon (see page 11).***

Our audited consolidated annual financial statements for the financial year ended December 31, 2019, and the auditor's report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

***2. Fix the number of directors to be elected at the Meeting at five (see page 11).***

Our board of directors (the "**Board**") currently consists of five directors and we propose to fix the number of directors at five for the ensuing year.

***3. Elect five directors to our Board to hold office for the ensuing year (see page 11).***

We have nominated the following individuals as directors for the ensuing year:

- Keith Neumeyer
- Richard Lock
- Aoife McGrath
- Raymond Polman
- Daniel Wilton

Our transfer agent and registrar is Computershare Investor Services Inc. ("**Computershare**").

They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.

Each of the above five director nominees is well qualified to serve on our Board and has expressed his or her willingness to do so. Our directors are elected for a one-year term, which expires at the end of our 2021 annual general meeting, unless the person ceases to be a director before then.

***4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay (see page 16).***

We have recommended that PricewaterhouseCoopers LLP ("**PwC**") be re-appointed as our independent auditor and serve until the end of our 2021 annual general meeting.

***5. Transact such other business that is properly brought before the Meeting (see page 16).***

We'll also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

## Quorum and approval

We need a quorum of shareholders to transact business at the Meeting. Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

## Record date

We have fixed April 30, 2020 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

## Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote, and an unlimited number of Preferred Shares issuable in series. There are no Preferred Shares outstanding. On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 633,151,453 Common Shares outstanding at the close of business on the Record Date.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

- the TSX under the symbol "FF";
- the US OTC-QX market under the symbol "FFMGF"; and
- the Frankfurt Stock Exchange under the symbol "FMG".

## Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the amended and restated stock option plan:

- each person who has been a director or executive officer of the Company at any time since January 1, 2019;
- the nominees for director; or
- any associate or affiliate of any of the above.

### Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2019 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

## Voting

### Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on April 30, 2020, the Record Date for the Meeting.

### How to vote?

You can vote by proxy or you can attend the Meeting virtually and vote your Common Shares online during the Meeting (if you are a registered shareholder or a duly appointed and registered third party proxyholder, or you are a non-registered shareholder and have appointed yourself as a proxyholder).

Voting by proxy is the easiest way to vote because you're appointing someone else (called your proxyholder) to attend the Meeting virtually and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

**Registered Shareholders**

You are a *registered shareholder* if you hold Common Shares registered in your name and evidenced by either a share certificate or direct registration statement.

**Voting by proxy**

Keith Neumeyer, Chairman of the Board, or failing him, Daniel Wilton, Chief Executive Officer, have agreed to act as the First Mining proxyholders.

You can appoint someone (a "**third-party proxyholder**") other than First Mining's proxyholders to represent you virtually at the Meeting and vote on your behalf. If you want to appoint someone else, print the name of the person you want as your third party proxyholder in the space provided on the enclosed proxy form (this person need not be a shareholder) and submit your proxy prior to registering your third party proxyholder. **Registering your third-party proxyholder is an additional step once you have submitted your proxy. Failure to register your third-party proxyholder will result in the third-party proxyholder not receiving a Control Number, and therefore not being able to vote during the virtual Meeting**. Any shareholder who wishes to register a third-party proxyholder **MUST** visit the following website, www.computershare.com/FirstMiningGold, by Friday, June 12, 2020 and provide Computershare with their third-party proxyholder's contact information, so that Computershare may provide the third-party proxyholder with a Control Number via e-mail. See the section in this Circular entitled "*Appointment of a third party as a proxy*" for further details.

**Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.**

**Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly.** If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

> The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder.
>
> You're a <u>*registered shareholder*</u> if your name appears on your share certificate.
>
> You're a <u>*non-registered shareholder*</u> if your bank, trust company, securities broker, trustee or other financial institution holds your Common Shares (your *nominee*). This means the Common Shares are registered in your nominee's name, and you are the *beneficial* shareholder.

**If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:**

- **FOR** fixing the number of directors at five;
- **FOR** electing the five nominated directors listed on the proxy form and in this Circular; and
- **FOR** re-appointing PwC as the independent auditor and **FOR** authorizing the Board to set the auditor's pay.

This is consistent with the voting recommendations by management and the Board. **If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the First Mining proxyholders will vote according to management's recommendation.**

If you appoint a third-party proxyholder, that person must attend the Meeting virtually and cast their vote online during the Meeting for your vote to be counted. If you are going to appoint such a third-party proxyholder, please ensure you visit www.computershare.com/FirstMiningGold by Friday, June 12, 2020 and provide Computershare with your proxyholder's contact information, so that Computershare may provide the proxyholder with a Control Number via e-mail. **Without a Control Number, proxyholders will not be able to vote at the meeting.** See the section in this Circular entitled "*Appointment of a third-party as a proxy*" for further details.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders' attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and it must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

- on the internet
- by telephone;
- by fax; or
- by mail.

<u>**Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on Friday, June 12, 2020**</u> or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior

to the time set for any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept late proxy forms without notice.

*Voting your proxy using the internet*

**This is the most efficient and convenient way to vote your Common Shares.**

Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

*Voting your proxy by telephone*

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

*Voting your proxy by fax or mail*

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

## Non-Registered Shareholders

Only registered shareholders of First Mining and duly appointed and registered third party proxyholders who have received a 15-digit Control Number from Computershare, are permitted to submit their votes online during the virtual Meeting. Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names and appear on an account statement provided by their bank, broker or financial advisor. Common Shares beneficially owned by a non-registered shareholder are registered either:

(i) in the name of an intermediary ("**Intermediary**") that the non-registered shareholder deals with regarding the non-registered shareholder's Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will

forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

<u>**Voting using the voting instruction form or proxy form**</u>

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a "**voting instruction form**" or a "**VIF**") which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two-page pre-printed form; or

(ii) be given a proxy form **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

**If you are a non-registered shareholder, you should carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.**

Your Intermediary may have also provided you with the option of voting by telephone or fax or through the internet. Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. We strongly encourage all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com by Monday, June 8, 2020. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Friday, June 12, 2020, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

## Appointment of a third-party as proxy

The following applies to shareholders who wish to appoint a third-party proxyholder (i.e. a person other than the management nominees set forth in the form of proxy or voting instruction form) as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend the virtual Meeting and submit their votes online during the Meeting.

**Shareholders who wish to appoint a third-party proxyholder to attend the virtual Meeting and submit their votes online during the Meeting <u>MUST</u> submit their proxy or voting instruction form (as applicable) appointing such third-party proxyholder <u>AND</u> register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed <u>AFTER</u> you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a 15-digit Control Number from Computershare, and therefore not being able to vote online during the virtual Meeting.**

- **Step 1: Submit your proxy or voting instruction form:** To appoint a third-party proxyholder,

insert the person's name in the blank space provided in the proxy or voting instruction form (if permitted) and follow the instructions for submitting the proxy or voting instruction form. This step must be completed prior to registering your third-party proxyholder, which is an additional step to be completed once you have submitted your proxy or voting instruction form. If you are a non-registered shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third-party as your proxyholder. See below under this section for additional details.

- **Step 2: Register your third party proxyholder:** To register a third-party proxyholder, shareholders **MUST** visit www.computershare.com/FirstMiningGold by 10:00 a.m. (Pacific time) on Friday, June 12, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide your third party proxyholder with a 15-digit Control Number via email. Without this Control Number, your third-party proxyholder will not be able to vote your Common Shares online during the virtual Meeting.

**If you are a non-registered shareholder and wish to vote your Common Shares online during the virtual Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described in Step 2 above**. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading "How do I attend and participate at the Meeting?".

**If you are a non-registered shareholder located in the United States and wish to vote your Common Shares online during the virtual Meeting or, if permitted, appoint a third party proxyholder**, in addition to the steps described above and below under *"How to attend and vote online during the virtual Meeting?"*, you must obtain a valid legal proxy from your Intermediary then register with Computershare in advance of the Meeting.

Follow the instructions from your Intermediary included with these proxy materials, or contact your Intermediary (i.e. your broker, bank or financial advisor) to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must submit your registration request by sending your legal proxy to Computershare by email USlegalproxy@computershare.com or by courier to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1
Canada

All registration requests sent to Computershare must be labelled as "Legal Proxy" and must be received by Computershare by no later than 10:00 a.m. (Pacific time) on June 12, 2020. Computershare will send you a confirmation of your registration by email after they have received your registration materials.

## How to attend and vote online during the virtual Meeting?

Due to the COVID-19 pandemic, we are holding the Meeting as a **completely virtual meeting**, which will be conducted via a live webcast at www.issuerdirect.com/virtual-event//ff at 10:00 a.m. (Pacific Time) on Tuesday, June 16, 2020. **Shareholders will NOT be able to attend the Meeting in person**.

**Registered shareholders or third-party proxyholders**

In order to attend the virtual Meeting and vote your Common Shares online during the Meeting, you will need a 15-digit Control Number from Computershare (this will be given to registered shareholders and third-party proxyholders duly appointed and registered in accordance with the steps outlined above under *"Appointment of a third party as a proxy"*.

If you will be attending the Meeting virtually, you can submit your vote online during the Meeting rather than completing and submitting the enclosed proxy form in advance of the Meeting. If you wish to do this, simply join the live webcast of the Meeting by visiting www.issuerdirect.com/virtual-event//ff at 10:00 a.m. (Pacific Time) on Tuesday, June 16, 2020, click on "Vote My Shares" and enter your 15-digit Control Number from your proxy to submit your vote.

If you use your 15-digit Control Number to submit your vote online during the virtual Meeting, you will revoke any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth virtually at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please do not vote again during the virtual Meeting, and instead just join the live webcast without clicking on "Vote My Shares". If you are eligible to vote online during the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting, and you should allow yourself ample time to check into the Meeting online and complete any registration and sign-up procedures.

**Non-registered shareholders**

If you are a non-registered shareholder and wish to submit your votes online during the virtual Meeting, you have to: (i) appoint a third party proxyholder or appoint yourself as proxyholder (by inserting your name in the space provided for the proxyholder appointment in the proxy or voting instruction form (as applicable)); (ii) **return the duly completed proxy or voting instruction form** as instructed by your Intermediary; and (iii) **register the proxyholder with Computershare**. See *"Appointment of a third party as a proxy"* above for further details. You do not need to complete the voting section of the proxy or voting instruction form (as applicable), since you vote your Common Shares online during the virtual Meeting.

Non-registered shareholders who have not duly appointed and registered themselves as proxyholder and who therefore do not have a 15-digit Control Number will only be able to attend the Meeting virtually as a guest, which will only allow the non-registered shareholder to listen to the Meeting and submit questions using the online chat feature – **as a non-registered shareholder, you will not be able to vote your Common Shares online during the virtual Meeting if do not have a 15-digit Control Number from Computershare**. This is because First Mining and its transfer agent Computershare, do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder or appoint a third party proxyholder.

If you are a non-registered shareholder located in the United States and wish to vote online during the virtual Meeting or, if permitted, appoint a third party as your proxyholder, **you MUST also submit your legal proxy to Computershare**. See *"Appointment of a third-party as a proxy"* above for further details.

## How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

### Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and it must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

> First Mining Gold Corp.
> Suite 2070 – 1188 West Georgia Street
> Vancouver, British Columbia V6E 4A2
> Attention: Samir Patel, General Counsel & Corporate Secretary

If you've sent in your completed proxy form and subsequently decide to attend the virtual Meeting and vote your Common Shares online during the Meeting using your 15-digit Control Number, you will revoke any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth virtually at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please do not vote again during the virtual Meeting, and instead just join the live webcast by registering and not clicking on the "Vote My Shares" button.

### Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on Friday, June 12, 2020, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

## Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

# Particulars of the Matters to be Acted Upon

## 1. Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2019, and the auditor's report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

The audited consolidated annual financial statements, auditor's report thereon and management's discussion and analysis ("**MD&A**") for the financial year ended December 31, 2019 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

## 2. Fix the number of directors to be elected at the Meeting at five

Our Board presently consists of five directors and we propose to fix the number of directors at five for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

**In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at five for the ensuing year.**

## 3. Election of directors for the ensuing year

We have nominated the five current directors of the Company as the five individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board's duties and responsibilities.

Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

**In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the five nominees for director listed in this Circular.**

### About the Nominated Directors

The following three pages provide information on the five director nominees as of the date of this Circular, including:

- their province or state and country of residence;
- their position with the Company;
- the period or periods during which each has served as a director of the Company;
- their membership on committees of the Board;

- their principal occupation, business or employment; and
- the current equity ownership consisting of Common Shares beneficially owned, or controlled or directed, directly or indirectly, of each director and of each director's associates or affiliates (certain of the aforementioned information has been provided to us by the nominees themselves).

| **Director** | **Board committees** | **Principal occupation or employment for past five years** | |
|---|---|---|---|
| <br>**Keith Neumeyer**<br>Zug, Switzerland<br><br>Chairman since<br>March 30, 2015 | Audit Committee<br><br>Compensation Committee (chair)<br><br>Corporate Governance & Nominating Committee (chair) | Director and Chairman of First Mining since March 2015<br><br>November 2001 to present – Founder, President and Chief Executive Officer of First Majestic Silver Corp. (mining company)<br><br>December 1998 to present – Director of First Majestic Silver Corp. (mining company) | |
| *Ownership of Securities:* | *13,905,313 shares* | *750,000 warrants* | *6,840,000 options* |

| **Director** | **Board committees** | **Principal occupation or employment for past five years** | |
|---|---|---|---|
| <br>**Richard Lock**<br>Utah, USA<br><br>Director since<br>April 1, 2020 | Audit Committee | Director of First Mining since April 2020<br><br>January 2020 to present – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)<br><br>March 2019 to October 2019 – Construction Director of the Peschanka open pit copper mine owned by KAZ Minerals Projects BV (mining company)<br><br>September 2018 to December 2019 – Senior Vice President of Arizona Mining Inc. (mining company)<br><br>February 2016 to September 2017 – Project Director of Yara International's Dallol project<br><br>March 2012 to February 2016 – Project Director of the Milestone project owned by Western Potash Corp. (mining company) | |
| *Ownership of Securities:* | *NIL shares* | *NIL warrants* | *200,000 options* |

| Director | Board committees | Principal occupation or employment for past five years |
|---|---|---|
| <br>**Aoife McGrath**<br>Ontario, Canada<br><br>Director since<br>April 1, 2020 | Compensation Committee<br><br>Corporate Governance & Nominating Committee | Director of First Mining since April 2020<br><br>March 2020 to present – Independent Consultant<br><br>April 2019 to March 2020 – Gardening leave from the position of Head of Exploration & Geology of Beadell Resources Limited (mining company)<br><br>June 2018 to March 2019 – Head of Exploration & Geology of Beadell Resources Limited (mining company)<br><br>April 2014 to June 2018 – Vice President, Exploration of Alamos Gold Inc. (mining company) |

*Ownership of Securities:* *NIL shares* *NIL warrants* *200,000 options*

| Director | Board committees | Principal occupation or employment for past five years |
|---|---|---|
| <br>**Raymond L. Polman, CPA, CA**<br>British Columbia, Canada<br><br>Director since<br>March 30, 2015 | Audit Committee (chair)<br><br>Compensation Committee<br><br>Corporate Governance & Nominating Committee | Director of First Mining since March 2015<br><br>February 2007 to present – Chief Financial Officer of First Majestic Silver Corp. (mining company) |

*Ownership of Securities:* *408,333 shares* *NIL warrants* *2,225,000 options*

| Director | Board committees | Principal occupation or employment for past five years | |
|---|---|---|---|
| <br>**Daniel W. Wilton**<br>British Columbia, Canada<br><br>Director since<br>January 7, 2019 | None | Director of First Mining since January 2019<br><br>Chief Executive Officer and a Director of First Mining since January 7, 2019<br><br>December 2018 to present – Director of South Star Mining Corp. (mining company)<br><br>September 2010 to present – Director of Providence Health Care (non-profit health care provider)<br><br>February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd (global private equity investment firm) | |
| *Ownership of Securities:* | *4,500,000 shares* | *2,000,000 warrants* | *6,000,000 options* |

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

## Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

- is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "**order**") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

- is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

- has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors:

- has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;
- has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or
- has entered into a settlement agreement with any securities regulatory authority.

## Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining's strategic direction, management and affairs.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and **we recommend that our shareholders vote FOR the five director nominees set out herein.**

## Advance Notice Provisions

Pursuant to Article 14.2 of First Mining's Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 16, 2020, being the date which is 30 days prior to the Meeting, management's nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

## Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes "for", will immediately submit his or her resignation to the Board. The corporate governance and nominating committee of the Board (the "**Corporate Governance and Nominating Committee**") will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders' meeting and the Company will promptly issue a news release communicating the Board's decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

## 4. Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining's auditor for the ensuing year. Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company's auditor at such remuneration to be fixed by the Board.

**In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR re-appointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor's pay.**

## 5. Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management's recommendation.

# Corporate Governance

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines that apply to all public companies (the "**Guidelines**") and has been used by First Mining in adopting its corporate governance practices. National Instrument 58-101 *Disclosure of Governance Practices* requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Our approach to corporate governance is set out below.

## Our Board

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as "independent" directors under National Instrument 52-110 *Audit Committees* ("**NI 52-110**"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company. The "material relationship" is defined as a relationship which could, in the view of the Company's Board, reasonably interfere with the exercise of a director's independent judgement.

All current members of the Board, including the Chairman of our Board, are considered "independent" within the meaning of NI 52-110, except for Daniel W. Wilton, who is the Chief Executive Officer ("**CEO**") of First Mining.

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining's business and approve corporate strategies and goals. The day-to-day management of the business and affairs of First Mining is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to management and will keep management

informed of its evaluation of First Mining's senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and a chairperson for each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the CEO, appoints First Mining's senior officers and approves the senior management structure of the Company.

The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of First Mining's business and affairs directly and through its committees. A copy of the Board mandate is set out at Appendix "A".

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and in overseeing management. The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company's long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management. For a copy of the position description of the Chairman of the Board, visit First Mining's website at www.firstmininggold.com.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance. The Board will also meet at any other time at the call of the CEO, or subject to our Articles, of any director. In addition, in order to facilitate open and candid discussion among the independent directors of the Board, at the end of each Board meeting, the Chairman asks if any director would like to hold an *in camera* session of independent directors only, and if an *in camera* session of independent directors is requested as a result, all non-independent directors and members of management leave the meeting prior to the commencement of the *in camera* session unless any such persons are requested by the Board to remain for the *in camera* session. Since January 1, 2019, *in camera* sessions of independent directors have been held after four Board meetings, with the CEO requested by the Board to attend two of these *in camera* sessions.

## Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

| Name of Director | Name of other reporting issuer |
|---|---|
| Keith Neumeyer | First Majestic Silver Corp. (director) |
| Daniel W. Wilton | South Star Mining Corp. (director) |

## Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between January 1, 2019 and the date of this Circular:

| Director | Board Meetings | Committee Meetings (1) | | |
|---|---|---|---|---|
| | | Audit Committee | Corporate Governance & Nominating Committee | Compensation Committee |
| Keith Neumeyer | 9 of 9 | 4 of 5 | 1 of 1 | 2 of 2 |
| Richard Lock (2) | 1 of 1 | N/A | N/A | N/A |
| Aoife McGrath (3) | 1 of 1 | N/A | N/A | N/A |
| Raymond Polman | 9 of 9 | 5 of 5 | 1 of 1 | N/A |
| Daniel W. Wilton | 9 of 9 | N/A | N/A | N/A |

Notes:

(1) The following directors have served as Board committee chairs since the last AGM:

- Keith Neumeyer – chair of the Compensation Committee (since April 2020; Michel Bouchard, a former director of the Company, was the chair of the Compensation Committee prior to this date);
- Raymond Polman – chair of the Audit Committee; and
- Keith Neumeyer – chair of the Corporate Governance & Nominating Committee (since April 2020; David Shaw, a former director of the Company, was the chair of the Corporate Governance & Nominating Committee prior to this date).

(2) Mr. Lock's attendance record in the table above only reflects the Board meetings that have been held since Mr. Lock first became a director of the Company on April 1, 2020.

(3) Ms. McGrath's attendance record in the table above only reflects the Board meetings that have been held since Ms. McGrath first became a director of the Company on April 1, 2020.

## Orientation and continuing education

Our Board's practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining's affairs and plans prior to obtaining their consent to act as a director.

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

## Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the "**Code**") to be followed by First Mining's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

A copy of the Code is available on our website at www.firstmininggold.com.

## Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal. The Company and the Board have considered term limits and believe that:

- longer tenure does not impair a director's ability to act independently of management;
- imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;
- regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and
- experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective. None of the current directors has served on the Board for a lengthy term.

### Diversity

In May 2019 our Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the "**Diversity Policy**"). The Diversity Policy sets out the guidelines by which First Mining and our Board will endeavour to achieve diversity throughout the Company. To this end, our Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While First Mining does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates and our Board will proactively monitor the Company's performance in meeting the standards outlined in the Diversity Policy. In addition, we will attempt to interview at least one female and/or minority candidate for each vacancy on the Board.

Our Diversity Policy requires that, each year, First Mining report on the proportion of female and minority personnel in senior executive positions and on our Board in the Company's management information circular. As of the date of this Circular, one of our five directors (1/5), Aoife McGrath, was female, and one of our five NEOs (as defined in the section of this Circular entitled "*Statement of Executive Compensation – Named executive officers*"), named in this Circular, Mal Karwowska, (1/5) was female. In

addition, one of the members of First Mining's management team, Hazel Mullin, the Company's Director, Data Management and Technical Services, is female (although not an NEO or an executive officer of First Mining).

## Nomination of directors

The Corporate Governance & Nominating Committee, comprised of independent directors, has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

## Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company's management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the Board meeting which follows the Company's annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson of the committee (the "**Compensation Committee Chairperson**"). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of equity incentives. The Compensation Committee takes into account the fact that the Company's operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

The current members of the Compensation Committee are Keith Neumeyer (current Compensation Committee Chairperson), Raymond Polman and Aoife McGrath, all of whom are independent.

## Corporate Governance & Nominating Committee

The purpose of the Board's corporate governance committee (the "**Corporate Governance & Nominating Committee**") is to monitor and to generally be responsible for developing the Company's governance and human resources policies and guidelines and overseeing their implementation and administration.

The Corporate Governance & Nominating Committee is responsible for ensuring a compensation policy and practice that is supportive of the Company's business strategies and that appropriately links senior management performance and compensation. In addition, the Corporate Governance & Nominating Committee shall ensure the recruitment, ongoing long-term development and deployment of high calibre senior management.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance & Nominating Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance & Nominating Committee as the chairperson (the "**Corporate Governance & Nominating Committee Chairperson**"), whose duties include overseeing the proper functioning of the Corporate Governance & Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance & Nominating Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance & Nominating Committee are Keith Neumeyer (current Corporate Governance & Nominating Committee Chairperson), Raymond Polman and Aoife McGrath, all of whom are independent.

## Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining's corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

## Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 30, 2020, which is available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

# Statement of Executive Compensation

## Named executive officers

During our most recently completed financial year, we had five Named Executive Officers ("**NEOs**") being Daniel W. Wilton, our Chief Executive Officer (the **"CEO"**), Kenneth Engquist, our Chief Operating Officer (the "**COO**"), Mal Karwowska, our Vice-President, Corporate Development, Andrew Marshall, our Chief Financial Officer (the "**CFO**"), and Samir Patel, our General Counsel & Corporate Secretary.

"Named Executive Officer" or "NEO" means: (a) each CEO; (b) each CFO; (c) each of the three most highly compensated executive officers of the company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Unless stated otherwise, all of the information in this section "Statement of Executive Compensation" is as of December 31, 2019, being the last day of First Mining's most recently completed financial year.

## Compensation discussion and analysis

In 2005, First Mining completed its initial public offering and listing on the TSX Venture Exchange ("**TSX-V**") as a Capital Pool Company (a "**CPC**") as defined in Policy 2.4 of the TSX-V Corporate Finance Manual. On March 30, 2015, we acquired all of the issued and outstanding shares of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (the "**Sundance Acquisition**"). The Sundance Acquisition constituted First Mining's Qualifying Transaction. Accordingly, prior to March 30, 2015, no compensation other than the issuance of stock options was paid to our directors or officers.

Our executive compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility. In general, an NEO's compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and stock option grants. The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel. All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies. In determining the 2019 cash bonuses that were paid by the Company to the NEOs set out in this Circular in Q1 2020 (see the section in this Circular entitled "*Summary compensation table – 2019 Cash Bonuses Paid in Q1 2020*"), the Compensation Committee reviewed the compensation received by similar NEOs at the following peer group of companies:

| | | |
|---|---|---|
| Auryn Resources Inc. | Liberty Gold Corp. | Pure Gold Mining Inc. |
| Barkerville Gold Mines Ltd. | Marathon Gold Corporation | Rubicon Minerals Corporation |
| Corvus Gold Inc. | Midas Gold Corp. | Sabina Gold & Silver Corp. |
| GoldMining Inc. | Nighthawk Gold Corp. | Treasury Metals Inc. |
| Gold Standard Ventures Corp. | Osisko Mining Inc. | Troilus Gold Corp. |
| Integra Resources Corp. | Probe Metals Inc. | |

The 2019 cash bonuses that were paid by the Company to the NEOs set out in this Circular in Q1 2020 were calculated as a percentage of the person's annual salary. The Compensation Committee plans to formalize a compensation system for its employees based on both individual performance and Company performance by the end of this year.

Neither the Board nor our Compensation and Committee has proceeded to a formal evaluation of the implications of the risks associated with our compensation policies and practices. Our Board considers risk management when implementing First Mining's compensation program, and the Board and the Compensation and Committee do not believe that our compensation program results in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on First Mining.

## Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Common Shares from April 6, 2015 to December 31, 2019 (i.e. all of our completed financial years since we completed our Qualifying Transaction on the TSX-V) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable).

Cumulative Value of $100 investment from April 6, 2015 to December 31, 2019:


Comparative Performance Chart
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$100
$181
$128
$113
$52
01-Apr-15
01-Aug-15
01-Dec-15
01-Apr-16
01-Aug-16
01-Dec-16
01-Apr-17
01-Aug-17
01-Dec-17
01-Apr-18
01-Aug-18
01-Dec-18
01-Apr-19
01-Aug-19
01-Dec-19
FF
GDXJ
S&P/TSX Composite Index
S&P/TSX Global Mining Index

**Value at Fiscal Year End**

| | December 31, 2015 [(1)] | December 31, 2016 | December 31, 2017 | December 31, 2018 | December 31, 2019 |
|---|---|---|---|---|---|
| **First Mining Gold Corp.** | $69 | $175 | $127 | $50 | $52 |
| % change in fiscal year | -31% | 153% | -28% | -60% | 4% |
| **S&P/TSX Composite Index [(2)]** | $86 | $101 | $107 | $95 | $113 |
| % change in fiscal year | -14% | 18% | 6% | -12% | 19% |
| **S&P/TSX Global Mining Index [(2)]** | $68 | $97 | $112 | $105 | $128 |
| % change in fiscal year | -32% | 42% | 15% | -6% | 22% |
| **Market Vectors Junior Gold Miners ETF (USD)** | $78 | $135 | $146 | $129 | $181 |
| % change in fiscal year | -22% | 72% | 8% | -11% | 40% |

Notes:

(1) Our Common Shares first commenced trading on the TSX-V on April 6, 2015 upon completion of our Qualifying Transaction, so this column reflects the value of a $100 investment between April 6, 2015 and the end of the Company's first financial year as a reporting issuer, namely December 31, 2015.

(2) The numbers for this item assumes the reinvestment of all dividends.

There was a 120% increase in salary paid to NEOs between the financial year ended December 31, 2015 and the financial year ended December 31, 2016, mainly due to the fact that we only listed on the TSX-V at the start of April 2015, and had been paying minimal amounts to our executive officers in terms of salary at that time. Between the financial year ended December 31, 2016 and the financial year ended December 31, 2017, there was a 10% increase in compensation paid to NEOs. There were no increases in salary for existing NEOs between December 31, 2017 and December 31, 2018. There was a 21% increase in salary paid to two existing NEOs in 2019 to align more closely with a peer group of companies.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities. Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

## Share-based and option-based awards

We have not granted any share-based awards as of the date of this Circular. Our Board is responsible for granting options to the NEOs. Stock option grants are designed to reward our NEOs for success on a similar basis as our shareholders, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to First Mining's future success and the individual's ability to influence corporate and business performance. The purpose of granting such stock options is to

assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

Under our Share-Based Compensation Plan, the Board has discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

## Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2019, our Board did not actively consider the implications of the risks associated with First Mining's compensation policies and practices.

## Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positions or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining's securities. A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

## Compensation governance

The Compensation Committee consists of three members: Keith Neumeyer (current Compensation Committee Chairperson), Raymond Polman and Aoife McGrath, all of whom are considered independent. The Compensation Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation Committee as it relates to NEO compensation:

(a) to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

(b) to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

(c) to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as a member of the Compensation Committee. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members' combined experience in the resource sector provides them with the understanding of First Mining's success factors and risks, which is very important when determining metrics for measuring success.

We have not retained a compensation consultant or advisor to assist the Compensation Committee in determining compensation for any of our directors or officers.

## Summary compensation table

The following table contains a summary of the compensation paid or accrued to our NEOs during First Mining's three most recently completed financial years:

| Name and principal position | Year | Salary [1] ($) | Share-based awards ($) | Option-based awards [2] ($) | Non-equity incentive plan compensation ($) | | Pension value ($) | All other compensation ($) | Total compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Annual Incentive plans | Long-term incentive plans | | | |
| **Daniel W. Wilton** *CEO* | 2019 | $246,200 | N/A | $1,126,400 | N/A | N/A | N/A | Nil | $1,372,600 |
| | 2018 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| | 2017 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| **Kenneth Engquist** *COO* | 2019 | $151,700 | N/A | $283,200 | N/A | N/A | N/A | Nil | $434,900 |
| | 2018 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| | 2017 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| **Mal Karwowska** *Vice President, Corporate Development* | 2019 | $127,500 | N/A | $140,000 | N/A | N/A | N/A | Nil | $267,500 |
| | 2018 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| | 2017 | Nil | N/A | Nil | N/A | N/A | N/A | Nil | Nil |
| **Andrew Marshall** *CFO* | 2019 | $170,000 | N/A | Nil | N/A | N/A | N/A | Nil | $170,000 |
| | 2018 | $140,000 | N/A | $263,400 | N/A | N/A | N/A | Nil | $403,400 |
| | 2017 | $140,000 | N/A | $278,300 | N/A | N/A | N/A | Nil | $418,300 |
| **Samir Patel** *General Counsel & Corporate Secretary* | 2019 | $170,000 | N/A | Nil | N/A | N/A | N/A | Nil | $170,000 |
| | 2018 | $140,000 | N/A | $272,500 | N/A | N/A | N/A | Nil | $412,500 |
| | 2017 | $130,000 | N/A | $223,600 | N/A | N/A | N/A | Nil | $353,600 |

Notes:

(1) All dollar amounts in the above summary compensation table and in these footnotes are reflected in Canadian dollars.

(2) The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

| | 2019 | 2018 | 2017 |
|---|---|---|---|
| Weighted average fair value at grant date: | $0.20 | $0.22 | $0.50 |
| Risk-free interest rate: | 2.20% | 1.91% | 1.45% |
| Expected dividend yield: | Nil | Nil | Nil |
| Expected volatility: | 71.86% | 70.87% | 70.43% |
| Expected life of option: | 5 years | 5 years | 5 years |

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

## 2019 Cash Bonuses Paid in Q1 2020

Subsequent to the end of the Company's most recently completed financial year, the Company granted cash bonuses to our NEOs on January 31, 2020 in respect of the Company's performance in 2019. Each cash bonus was a percentage of the NEO's annual salary, and was paid out to each NEO after the Company had raised at least $5 million in equity financing in 2020. The Company raised gross proceeds of $8.5 million in Q1 2020 through a non-brokered private placement financing that closed in three tranches, and as a result, the below cash bonuses were paid to each NEO in March 2020:

| Name | Bonus Amount ($) | Percentage of Annual Salary |
|---|---|---|
| **Daniel W. Wilton**<br>*CEO* | $75,000 | 30% |
| **Kenneth Engquist** (1)<br>*COO* | $30,000 | 20% |
| **Andrew Marshall**<br>*CFO* | $28,900 | 17% |
| **Samir Patel**<br>*General Counsel & Corporate Secretary* | $25,500 | 15% |
| **Mal Karwowska** (2)<br>*Vice President, Corporate Development* | $19,125 | 15% |

Notes:

(1) Mr. Kenneth Enquist joined the Company on April 29, 2019, so his bonus amount reflects 20% of his annual salary, pro-rated from April 29, 2019 up to and including December 31, 2019.

(2) Ms. Mal Karwowska joined the Company on April 1, 2019, so her bonus amount reflects 15% of her annual salary, pro-rated from April 1, 2019 up to and including December 31, 2019.

## Options Granted in Q1 2020

On January 31, 2020, the Company granted the following stock options to our NEOs:

| Name | Number of Options | Exercise Price | Grant Date | Expiry Date |
|---|---|---|---|---|
| **Daniel W. Wilton**<br>*CEO* | 1,000,000 | $0.25 | January 31, 2020 | January 31, 2025 |
| **Kenneth Engquist**<br>*COO* | 800,000 | $0.25 | January 31, 2020 | January 31, 2025 |
| **Andrew Marshall**<br>*CFO* | 750,000 | $0.25 | January 31, 2020 | January 31, 2025 |
| **Samir Patel**<br>*General Counsel & Corporate Secretary* | 700,000 | $0.25 | January 31, 2020 | January 31, 2025 |
| **Mal Karwowska**<br>*Vice President, Corporate Development* | 700,000 | $0.25 | January 31, 2020 | January 31, 2025 |

Each of the above stock options is subject to the following vesting schedule:

- 25% vested immediately on the grant date (January 31, 2020);
- 25% will vest on July 31, 2020;
- 25% will vest on January 31, 2021; and
- 25% will vest on July 31, 2021.

## Narrative discussion

### Employment Agreement with Daniel W. Wilton (CEO)

Pursuant to an employment agreement dated December 20, 2018 entered into between Daniel W. Wilton and First Mining (the "**Wilton Agreement**"), Mr. Wilton received $250,000 per year in salary for the fiscal year ended December 31, 2019 (pro-rated based on his hire date of January 7, 2019). If Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to one year of his base salary, plus an additional two months for each year of service completed up to a maximum of 24 months' base salary, and Mr. Wilton's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Wilton wishes to resign, he would need to provide the Company with at least two months' advance written notice. If there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to one year of his base salary, plus an additional two months for each year of service completed up to a maximum of 24 months base salary, and all of Mr. Wilton's unvested options shall immediately become fully vested. Any bonuses paid to Mr. Wilton under the Wilton Agreement are at the sole discretion of the Company.

### Employment Agreement with Kenneth Engquist (COO)

Pursuant to an employment agreement dated April 23, 2019 entered into between Kenneth Engquist and First Mining (the "**Engquist Agreement**"), Mr. Engquist was hired as First Mining's COO, effective April 29, 2019, and he received $225,000 per year in salary for the fiscal year ended December 31, 2019, pro-rated based on his hire date of April 29, 2019. If Mr. Engquist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to six months of his base salary, plus one month for each year of service completed up to a maximum of 24 months' base salary, and Mr. Engquist's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Engquist wishes to resign, he would need to provide the Company with at least two months' advance written notice. If there is a Change of Control and Mr. Enqguist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed up to a maximum of 24 months base salary, and all of Mr. Engquist's unvested options shall immediately become fully vested. Any bonuses paid to Mr. Engquist under the Engquist Agreement are at the sole discretion of the Company.

### Employment Agreement with Mal Karwowska (Vice President, Corporate Development)

Pursuant to an employment agreement March 19, 2019 entered into between Mal Karwowska and First Mining (the "**Karwowska Agreement**"), Ms. Karwowska was hired as First Mining's Vice President, Investor Relations & Corporate Development, effective April 1, 2019, and she received $170,000 per year in salary for the fiscal year ended December 31, 2019, pro-rated based on her hire date of April 1, 2019. On April 1, 2020, the Karwowska Agreement was amended to reflect Ms. Karwowska's change in title to Vice President, Corporate Development. If Ms. Karwowska is terminated for a reason other than cause, the Company shall pay Ms. Karwowska a lump sum equal to six months of her base salary, plus one month

for each year of service completed up to a maximum of 24 months' base salary, and Ms. Karwowska's vested options shall be exercisable until the date that is 12 months from the date of termination of her employment. If Ms. Karwowska wishes to resign, she would need to provide the Company with at least one months' advance written notice. If there is a Change of Control and Ms. Karwowska is terminated for a reason other than cause, the Company shall pay Ms. Karwowska a lump sum equal to one year of her base salary, plus an additional one month for each year of service completed up to a maximum of 24 months' base salary, and all of Ms. Karwowska's unvested options shall immediately become fully vested. Any bonuses paid to Ms. Karwowska under the Karwowska Agreement are at the sole discretion of the Company.

### Employment Agreement with Andrew Marshall (CFO)

Pursuant to an employment agreement dated May 29, 2015 entered into between Andrew Marshall and First Mining (the "**Marshall Agreement**"), Mr. Marshall received $100,000 per year in salary for the fiscal year ended December 31, 2015 (pro-rated based on his hire date of June 6, 2015). The Marshall Agreement was amended in June 2016 to increase Mr. Marshall's salary to $120,000 per year and, in connection with Mr. Marshall's promotion from Controller to Chief Financial Officer in September 2016, the Marshall Agreement was further amended to increase Mr. Marshall's salary to $140,000 per year. On December 14, 2018, the Marshall Agreement was amended to increase Mr. Marshall's annual salary to $170,000, effective as of January 1, 2019. If Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to six months of his base salary, plus one month for each year of service completed up to a maximum of 24 months' base salary, and Mr. Marshall's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Marshall wishes to resign, he would need to provide the Company with at least three months' advance written notice. If there is a Change of Control and Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed up to a maximum of 24 months' base salary, and all of Mr. Marshall's unvested options shall immediately become fully vested. Any bonuses paid to Mr. Marshall under the Marshall Agreement are at the sole discretion of the Company.

### Employment Agreement with Samir Patel (General Counsel & Corporate Secretary)

Pursuant to an employment agreement dated June 2, 2016 entered into between Samir Patel and First Mining (the "**Patel Agreement**"), Mr. Patel received $120,000 per year in salary for the fiscal year ended December 31, 2016 (pro-rated based on his hire date of June 6, 2016). The Patel Agreement was amended on July 12, 2017 to increase Mr. Patel's salary to $140,000 per year effective as of July 1, 2017. On December 14, 2018, in connection with Mr. Patel's promotion from Corporate Counsel & Corporate Secretary to General Counsel & Corporate Secretary, the Patel Agreement was amended to increase Mr. Patel's annual salary to $170,000, effective as of January 1, 2019. If Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to six months of his base salary, plus one month for each year of service completed up to a maximum of 24 months' base salary, and Mr. Patel's vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Patel wishes to resign, he would need to provide the Company with at least one months' advance written notice. If there is a Change of Control and Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed up to a maximum of 24 months' base salary, and all of Mr. Patel's unvested options shall immediately become fully vested. Any bonuses paid to Mr. Patel under the Patel Agreement are at the sole discretion of the Company.

### Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. In fact, stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

## Incentive plan awards

### Outstanding Share-Based Awards and Option-Based Awards

To date, none of our NEOs have been granted any share-based awards by the Company. The following table sets out the outstanding option-based awards held by the NEOs of First Mining at the end of our most recently completed financial year:

| | Option-based Awards | | | | Share-based Awards | |
|---|---|---|---|---|---|---|
| **Name** | **Number of securities underlying unexercised options (#)** | **Option exercise price ($)** | **Option expiration date** | **Value of unexercised in-the-money options ($) (1)** | **Number of shares or units of shares that have not vested (#) (2)** | **Market or payout value of share-based awards that have not vested ($)** |
| **Daniel W. Wilton** *CEO* | 5,000,000 | $0.40 | 07-Jan-24 | Nil | Nil | N/A |
| **Kenneth Engquist** *COO* | 2,000,000 | $0.40 | 29-Apr-24 | Nil | Nil | N/A |
| **Mal Karwowska** *Vice President, Corporate Development* | 750,000 | $0.40 | 01-Apr-24 | Nil | Nil | N/A |
| **Andrew Marshall** *CFO* | 750,000 | $0.40 | 10-Dec-23 | Nil | Nil | N/A |
| | 500,000 | $0.60 | 15-Jan-23 | Nil | Nil | N/A |
| | 560,000 | $0.85 | 10-Feb-22 | Nil | Nil | N/A |
| | 300,000 | $0.75 | 16-Jun-21 | Nil | Nil | N/A |
| | 140,000 | $0.40 | 30-Dec-20 | Nil | Nil | N/A |
| | 100,000 | $0.40 | 9-Sep-20 | Nil | Nil | N/A |
| **Samir Patel** *General Counsel & Corporate Secretary* | 750,000 | $0.40 | 10-Dec-23 | Nil | Nil | N/A |
| | 500,000 | $0.60 | 15-Jan-23 | Nil | Nil | N/A |
| | 450,000 | $0.85 | 10-Feb-22 | Nil | Nil | N/A |
| | 250,000 | $0.91 | 06-Sep-21 | Nil | Nil | N/A |

Notes:

(1) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2019 based on the closing price of our Common Shares on the TSX on December 31, 2019, which was $0.255. All options, with the exception of those noted above which are due to expire on or after December 10, 2023, were fully vested as of the grant date of the options.

(2) Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

## Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

| Name | Option-based awards - Value vested during the year (1) ($) | Share-based awards - Value vested during the year ($) | Non-equity incentive plan compensation - Value earned during the year ($) |
|---|---|---|---|
| **Daniel W. Wilton**<br>*CEO* | Nil | Nil | Nil |
| **Kenneth Engquist**<br>*COO* | Nil | Nil | Nil |
| **Mal Karwowska**<br>*Vice President, Corporate Development* | Nil | Nil | Nil |
| **Andrew Marshall**<br>*CFO* | Nil | Nil | Nil |
| **Samir Patel**<br>*General Counsel & Corporate Secretary* | Nil | Nil | Nil |

Notes:

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Given all option-based awards were granted with exercise prices above the market price on the grant date the amount is Nil.

## Description of Equity Compensation Plans

The shareholders of the Company approved our Share Based Compensation Plan at the annual general meeting of shareholders that was held on June 25, 2019. A description of the material terms of the Share Based Compensation Plan are included in Appendix "B".

## Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO's responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment/consulting agreements. The terms of each of the NEO's employment/consulting agreements are described earlier in this Circular under the heading *"Summary Compensation Table – Narrative Discussion"*.

### Termination Without Cause (No Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2019, unrelated to a change of control. We would also be obligated to pay the NEO's actual accrued base salary and expenses up to the date of termination and continue the NEO's option entitlements for the period set out in their respective employment agreements.

| Name | Payment on Termination ($) | Bonus ($) | Vacation Pay ($) | Total Gross Payment on Termination ($) |
|---|---|---|---|---|
| **Daniel W. Wilton**<br>*CEO* | $250,000 | Nil | $11,508 | **$261,508** |
| **Andrew Marshall**<br>*CFO* | $135,767 | Nil | $18,889 | **$154,656** |
| **Samir Patel**<br>*General Counsel & Corporate Secretary* | $121,406 | Nil | $3,879 | **$125,285** |
| **Kenneth Engquist**<br>*COO* | $112,500 | Nil | $3,964 | **$116,464** |
| **Mal Karwowska**<br>*Vice President, Corporate Development* | $85,000 | Nil | $10,119 | **$95,119** |

### Termination Without Cause (Following a Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2019, following a change of control. We would also be obligated to pay the NEO's actual accrued base salary and expenses up to the date of termination and continue the NEO's option entitlements for the period set out in their respective employment agreements.

| Name | Payment on Termination ($) | Bonus ($) | Vacation Pay ($) | Total Gross Payment on Termination ($) |
|---|---|---|---|---|
| **Daniel W. Wilton**<br>*CEO* | $250,000 | Nil | $11,508 | **$261,508** |
| **Andrew Marshall**<br>*CFO* | $220,767 | Nil | $18,889 | **$239,656** |
| **Kenneth Engquist**<br>*COO* | $225,000 | Nil | $3,964 | **$228,964** |
| **Samir Patel**<br>*General Counsel & Corporate Secretary* | $206,406 | Nil | $3,879 | **$210,285** |
| **Mal Karwowska**<br>*Vice President, Corporate Development* | $170,000 | Nil | $10,119 | **$180,119** |

## Director compensation

On July 24, 2019, our Board established and adopted a director compensation plan for its non-executive directors (the "**Director Compensation Plan**"), replacing the previous plan that had been in place since July 1, 2016. The Director Compensation Plan, which became effective as of July 1, 2019, provides for the semi-annual payment of fees to non-management directors who are not otherwise compensated under a formal management agreement.

Under the Director Compensation Plan:

- Each non-executive director of First Mining receives $50,000 per year for serving as a director;
- The Chairman of the Board receives an additional $10,000 per year for serving as Chairman of the Board;
- The Chair of each Board committee receives and additional $5,000 per year for serving as a Chair of a Board committee;
- Each non-executive director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director; and
- Each non-executive director receives an additional $2,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company.

No director fees were paid in 2019 to Mr. Daniel Wilton, the Company's CEO, for serving on the Board.

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted. Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its

subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

| Name | Fees earned ($) | Share-based awards ($) | Option-based awards ($) | Non-equity incentive plan compensation ($) | Pension value ($) | All other compensation ($) | Total compensation ($) |
|---|---|---|---|---|---|---|---|
| Keith Neumeyer | $73,000 | N/A | Nil | N/A | N/A | Nil | $73,000 |
| Raymond Polman | $67,000 | N/A | Nil | N/A | N/A | Nil | $67,000 |

### Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

To date, none of our directors have been granted any share-based awards by the Company. The following table (which continues on the next page) sets forth details regarding all option-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that are outstanding as at the end of our most recently completed financial year.

| | Option-based Awards | | | | Share-based Awards | |
|---|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised options (#) | Option exercise price ($) | Option expiration date | Value of unexercised in-the-money options ($) (1) | Number of shares or units of shares that have not vested (#) (2) | Market or payout value of share-based awards that have not vested ($) |
| **Keith Neumeyer** *Chairman* | 700,000 | $0.40 | 10-Dec-23 | Nil | Nil | Nil |
| | 1,000,000 | $0.60 | 15-Jan-23 | Nil | Nil | Nil |
| | 1,915,000 | $0.85 | 10-Feb-22 | Nil | Nil | Nil |
| | 2,500,000 | $0.75 | 16-Jun-21 | Nil | Nil | Nil |
| | 350,000 | $0.40 | 30-Dec-20 | Nil | Nil | Nil |
| | 75,000 | $0.40 | 27-Jul-20 | Nil | Nil | Nil |
| **Raymond Polman** *Director* | 550,000 | $0.40 | 10-Dec-23 | Nil | Nil | Nil |
| | 500,000 | $0.60 | 15-Jan-23 | Nil | Nil | Nil |
| | 525,000 | $0.85 | 10-Feb-22 | Nil | Nil | Nil |
| | 300,000 | $0.75 | 16-Jun-21 | Nil | Nil | Nil |
| | 150,000 | $0.40 | 30-Dec-20 | Nil | Nil | Nil |

Notes:

(1) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2019 based on the closing price of our Common Shares on the TSX on December 31, 2019, which was $0.255. All options, with the exception of those noted above which are due to expire on December 10, 2023, were fully vested as of the grant date of the options.

(2) Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

### Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

| Name | Option-based awards - Value vested during the year [(1)] ($) | Share-based awards - Value vested during the year ($) | Non-equity incentive plan compensation - Value earned during the year ($) |
|---|---|---|---|
| **Keith Neumeyer** *Chairman* | Nil | Nil | Nil |
| **Raymond Polman** *Director* | Nil | Nil | Nil |

Notes:

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

## Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

| Plan Category | Number of securities to be issued upon exercise of outstanding options (a) | Weighted average exercise price of outstanding options (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by our securityholders | 46,927,500 Common Shares | $0.56 | 12,272,214 Common Shares |
| Equity compensation plans not approved by our securityholders | Nil | Nil | Nil |
| **TOTAL** | **46,927,500 Common Shares** | **$0.56** | **12,272,214 Common Shares** |

Note:

(1) The aggregate number of Common Shares that may be reserved for issuance under our current stock option plan shall not exceed 10% of First Mining's issued and outstanding Common Shares. As at December 31, 2019, we had 591,997,138 Common Shares issued and outstanding.

### Annual burn rate

For each of the last three financial years, the annual burn rate of our current stock option plan relative to options issued under the plan is:

- 1.35% for 2019 (7,750,000 options were issued in fiscal year 2019);
- 4.17% for 2018 (23,220,000 options were issued in fiscal year 2018); and
- 2.04% for 2017 (11,180,000 options were issued in fiscal year 2017).

The "burn rate" of our current stock option plan for any given fiscal year is calculated by dividing the total number of stock options granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

## Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

## Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

## Additional Information

Additional information relating to First Mining is available under our SEDAR profile at www.sedar.com.

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp.
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

info@firstmininggold.com
Telephone: 1.844.306.8827
Facsimile: 604.639.8873

## Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 6th day of May, 2020.

**ON BEHALF OF THE BOARD,**

/s/ *Keith Neumeyer*

Keith Neumeyer
Chairman of the Board

# Appendix A

Board Mandate

FIRST MINING GOLD

# BOARD OF DIRECTORS CHARTER

## 1. INTRODUCTION

1.1 The First Mining Gold Corp. (the "**Company**") board of directors (the "**Board**") has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company's shareholders and other stakeholders.

1.2 The Board is responsible under law for the management or for supervising the management of the Company's business and affairs. In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3 This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

## 2. COMPOSITION AND BOARD ORGANIZATION

2.1 Nominees for directors are initially considered and recommended by the Board's Compensation Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2 A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices*).

2.3 Certain of the Board's responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their charters.

## 3. RESPONSIBILITIES

*Managing the Affairs of the Board*

3.1 The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a) annually reviewing the skills and experience represented on the Board in light of the Company's strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b) appointing, determining the composition of and setting the terms of reference for, Board committees;

(c) determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(d) assessing the adequacy and form of director compensation;

(e) assuming responsibility for the Company's governance practices;

(f) establishing new director orientation and ongoing director education processes;

(g) ensuring that the independent directors meet regularly without executive directors and management present;

(h) setting the terms of reference for the Board; and

(i) appointing the Corporate Secretary to the Board.

*Human Resources*

3.2 The Board has the responsibility to:

(a) appoint the Chief Executive Officer and plan Chief Executive Officer succession;

(b) set terms of reference for the Chief Executive Officer;

(c) provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer's duties;

(d) annually approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

(e) monitor and, at least annually, review the Chief Executive Officer's performance against agreed upon annual objectives;

(f) to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

(g) set the Chief Executive Officer's compensation;

(h) approve the Chief Executive Officer's acceptance of significant public service commitments or outside directorships;

(i) approve decisions relating to senior management, including:

  (i) review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

  (ii) on the recommendation of the Chief Executive Officer, appoint and discharge the officers of the Company who report to the Chief Executive Officer;

  (iii) review compensation plans for senior management including salary, incentive, benefit and pension plans;

  (iv) review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

  (v) approve certain matters relating to all employees, including:

    (A) the Company's broad compensation strategy and philosophy;

    (B) new benefit programs or material changes to existing programs; and

  (vi) ensure succession planning programs are in place, including programs to train and develop management.

*Strategy and Plans*

3.3 The Board has the responsibility to:

(a) adopt and periodically review a strategic planning process for the Company;

(b) participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c) approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(d) direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

(e) approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f) approve material mergers, acquisitions, joint ventures, and divestitures.

*Financial and Corporate Issues*

3.4 The Board has the responsibility to:

(a) take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

(b) review and approve release by management of any materials reporting on the Company's financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards ("**IFRS**"), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(c) declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d) approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e) approve the incurring of any material debt by the Company outside the ordinary course of business;

(f) approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g) recommend the appointment of external auditors and approve auditors' fees.

*Business and Risk Management*

3.5 The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company's business and implements appropriate systems to manage these risks; and

(b) evaluate and assess information provided by management and others about the effectiveness of risk management systems.

*Policies and Procedures*

3.6 The Board has the responsibility to:

(a) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company's operations;

(b) approve and act as the guardian of the Company's corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management's procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

*Compliance Reporting and Corporate Communications*

3.7 The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(b) approve and periodically review the Company's communications policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure the Company's financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f) ensure the financial results are reported fairly and in accordance with IFRS;

(g) ensure the Chief Executive Officer and Chief Financial Officer certify the Company's annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements; and

(h) ensure timely reporting of any other developments that have a significant and material effect on the Company.

*Investor Relations*

3.8 The Chair of the Board and either the Chief Executive Officer or the President of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

## 4. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1 The Board is responsible for:

(a) directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b) recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

4.2 The *Business Corporation Act* (British Columbia) identifies the following as legal requirements for the Board:

(a) act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i) to disclose conflicts of interest;

(ii) not to appropriate or divert corporate opportunities;

(iii) to maintain confidential information of the Company and not use such information for personal benefit; and

(iv) to disclose information vital to the business of the Company in the possession of a director;

(b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) act in accordance with the *Business Corporations Act* (British Columbia) and the articles of the Company.

## 5. EFFECTIVE DATE

5.1 This Mandate was implemented by the Board on June 22, 2015.

# Appendix B

Material Terms of Share-Based Compensation Plan

The material terms of our Share-Based Compensation Plan, which was approved by our shareholders at our previous annual general meeting that was held on June 25, 2019, are set out below. Capitalized words used in this summary and not otherwise defined have the meaning ascribed to them in the Share-Based Compensation Plan.

- Maximum Number of Shares Issuable – The maximum number of Common Shares issuable under the Share-Based Compensation Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company.

- Types of Awards – Pursuant to the Share-Based Compensation Plan, the Company may issue Bonus Shares, Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

- Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the Share-Based Compensation Plan shall not result in:

  - the number of Common Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Common Shares;

  - the number of Common Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares; or

  - the number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares.

  In addition, the Share-Based Compensation Plan shall not result in the number of Common Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Bonus Shares

- Bonus Shares may be granted to Participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Bonus Shares shall be issued at the Market Price in effect on the date of grant.

Options

- Stock Option Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Common Shares on the grant date.

- Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Share-Based Compensation Plan. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

- Vesting Schedule – Options vest and become exercisable in 25% increments on: (i) the grant date (or the date of expiry of the probationary period for new hires); (ii) the 6 month anniversary of the grant date; (iii) the 12 month anniversary of the grant date; and (iv) the 18 month anniversary of the grant date.

- Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option (which will in no circumstances be lower than the Market Price), or (ii) if permitted by the Board, on a cashless basis by receiving that number of Common Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the Share-Based Compensation Plan. A summary of these provisions is contained in the table below:

*(a) If the Participant is an Employee:*

| **Reason for Termination** | **Vesting** | **Expiry of Option** |
|---|---|---|
| Death or Disability | Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable. | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant. |
| Change in Control | Options will vest in accordance with Section 12 of the Share-Based Compensation Plan. | Options expire in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be Employed for Employee Cause Event | Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board. | The expiry date of the Options will be the date the Participant ceases to be an Employee. |

| Reason for Termination | Vesting | Expiry of Option |
|---|---|---|
| Mandatory Retirement | All unvested Options of the Participant will immediately vest and become immediately exercisable | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of retirement. |
| Ceasing to be Employed but continues to be engaged as a Director or Consultant | The vesting of the Options will continue as set out in the Option Award Agreement. | The expiry date of the Options will remain unchanged. |
| Ceasing to be Employed other than as set out above | Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board. | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be an Employee. |

*(b) If the Participant is a Director:*

| Reason for Termination | Vesting | Expiry of Option |
|---|---|---|
| Death or Disability | Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable. | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant. |
| Change in Control | Options will vest in accordance with Section 12 of the Share-Based Compensation Plan. | Options expire in accordance with Section 12 of the Share-Based Compensation Plan. |

| **Reason for Termination** | **Vesting** | **Expiry of Option** |
|---|---|---|
| Ceasing to Hold Office but continues to be engaged as an Employee or Consultant | The vesting of the Options will continue as set out in the Option Award Agreement. | The expiry date of the Options will remain unchanged. |
| Ceasing to Hold Office for Director Cause Event | Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest. | The expiry date of the Options will be the date the Participant ceases to be a Director. |
| Mandatory Retirement | All unvested Options of the Participant will immediately vest and become immediately exercisable | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date the Participant ceases to be a Director. |
| Ceasing to Hold Office other than as set out above | All unvested Options of the Participant will immediately vest and become immediately exercisable. | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Director. |

*(c) If the Participant is a Consultant:*

| **Reason for Termination** | **Vesting** | **Expiry of Option** |
|---|---|---|
| Death or Disability | Subject to the discretion of the Board, Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest. | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant. |

| **Reason for Termination** | **Vesting** | **Expiry of Option** |
|---|---|---|
| Change in Control | Options will vest in accordance with Section 12 of the Share-Based Compensation Plan. | Options expire in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be a Consultant due to completion/termination of contract | Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board | The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Consultant |
| Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee | The vesting of the Options will continue as set out in the Option Award Agreement. | The expiry date of the Options will remain unchanged. |
| Ceasing to be a Consultant and concurrently hired and becomes an Employee | The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options. | The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options. |

Restricted Share Units and Performance Share Units

- Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the Share-Based Compensation Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

- Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

- Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

- Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the Share-Based Compensation Plan respectively. A summary of these provisions is contained in the tables below:

*(a) Restricted Share Units – If the Participant is an Employee:*

| **Reason for Termination** | **Treatment of Restricted Share Units** |
|---|---|
| Death or Disability | Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be Employed for Employee Cause Event | Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee. |
| Mandatory Retirement | Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |

| Reason for Termination | Treatment of Restricted Share Units |
|---|---|
| Ceasing to be Employed but continues to be engaged as a Director or Consultant | Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement. |
| Ceasing to be Employed other than as set out above | Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |

*(b) Restricted Share Units – If the Participant is a Director:*

| Reason for Termination | Treatment of Restricted Share Units |
|---|---|
| Death or Disability | Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability. |
| Change in Control | Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to Hold Office but continues to be engaged as an Employee or Consultant | Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement. |
| Ceasing to Hold Office for Director Cause Event | Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director. |

| Reason for Termination | Treatment of Restricted Share Units |
|---|---|
| Ceasing to Hold Office other than as set out above including Mandatory Retirement | Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director. |

*(c) Restricted Share Units – If the Participant is a Consultant:*

| Reason for Termination | Treatment of Restricted Share Units |
|---|---|
| Death or Disability | Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be a Consultant due to completion/termination of contract | Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant. |
| Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee | Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement. |
| Ceasing to be a Consultant and concurrently hired and becomes an Employee | The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units. |

*(d) Performance Share Units – If the Participant is an Employee:*

| Reason for Termination | Treatment of Performance Share Units |
|---|---|
| Death or Disability | Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be Employed for Employee Cause Event | Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee. |
| Mandatory Retirement | Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |
| Ceasing to be Employed but continues to be engaged as a Director or Consultant | Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement. |
| Ceasing to be Employed other than as set out above | Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |

*(e) Performance Share Units – If the Participant is a Director:*

| Reason for Termination | Treatment of Performance Share Units |
|---|---|
| Death or Disability | Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability. |
| Change in Control | Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to Hold Office but continues to be engaged as an Employee or Consultant | Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement. |
| Ceasing to Hold Office for Director Cause Event | Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director. |
| Ceasing to Hold Office other than as set out above including Mandatory Retirement | Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director. |

*(f) Performance Share Units – If the Participant is a Consultant*

| Reason for Termination | Treatment of Performance Share Units |
|---|---|
| Death or Disability | Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be a Consultant due to completion/termination of contract | Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant. |
| Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee | Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement. |
| Ceasing to be a Consultant and concurrently hired and becomes an Employee | The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units. |

Deferred Share Units

- Terms – A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Common Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the Share-Based Compensation Plan (including whether dividend equivalents will be credited to a Participant's DSU Account) are determined by the Board at the time of the grant.

  Under the Share-Based Compensation Plan, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director's annual retainer or an officer or employee's annual incentive.

- Vesting – Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

- Settlement – Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional Common Shares represented by the Deferred Share Units in the Participant's DSU Account.

- Credit to Account – As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

- Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the Share-Based Compensation Plan. A summary of these provisions for Directors and Employees is contained in the table below:

*(a) If the Participant is an Employee:*

| Reason for Termination | Treatment of Deferred Share Units |
|---|---|
| Death or Disability | Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be Employed for Employee Cause Event | Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee. |
| Mandatory Retirement | Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |
| Ceasing to be Employed but continues to be engaged as a Director or Consultant | Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement. |

| Reason for Termination | Treatment of Deferred Share Units |
|---|---|
| Ceasing to be Employed other than as set out above | Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee. |

*(b) If Participant is a Director:*

| Reason for Termination | Treatment of Deferred Share Units |
|---|---|
| Death or Disability | Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or Disability. |
| Change in Control | Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to Hold Office but continues to be engaged as an Employee or Consultant | Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement. |
| Ceasing to Hold Office for Director Cause Event | Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director. |
| Ceasing to Hold Office other than as set out above including Mandatory Retirement | Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director. |

*(c) If the Participant is a Consultant:*

| Reason for Termination | Treatment of Deferred Share Units |
|---|---|
| Death or Disability | Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability. |
| Change in Control | Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan. |
| Ceasing to be a Consultant due to completion/termination of contract | Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement. |
| Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee | Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement. |
| Ceasing to be a Consultant and concurrently hired and becomes an Employee | The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units. |

General

- Assignment – Awards under the Share-Based Compensation Plan are non-assignable and non-transferable other than to a Participant's Personal Representatives.
- Amendments Not Requiring Shareholder Approval - The Board may amend the Share-Based Compensation Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Share-Based Compensation Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

  (a) altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b) a change to the termination provisions of the Share-Based Compensation Plan or any Award which does not entail an extension beyond the original expiry date;

(c) amending or modifying the mechanics of exercise or settlement of Awards;

(d) effecting amendments of a "housekeeping" or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e) effecting amendments respecting the administration of the Share-Based Compensation Plan;

(f) effecting amendments necessary to suspend or terminate the Share-Based Compensation Plan;

(g) amending the change of control provisions of the Share-Based Compensation Plan, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Common Shares upon a Change in Control;

(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

- <u>Amendments Requiring Shareholder Approval</u> - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a) any increase in the number of shares issuable under the Share-Based Compensation Plan or the percentage limit set out in Section 4.4 of the Share-Based Compensation Plan, except such increases by operation of Sections 4.1 or 11 of the Share-Based Compensation Plan;

(b) with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c) any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d) any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e) any amendment to the insider participation limits or non-executive director limits under the Share-Based Compensation Plan or any amendment to the amendment sections of the Share-Based Compensation Plan; and

(f) any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

- Financial Assistance – The Share-Based Compensation Plan provides that the Company may not offer financial assistance in respect of the exercise of any Award.

# FIRST MINING GOLD

## For More Information Contact:

Spiros Cacos

*Vice President, Investor Relations*

Toll-Free: 1-844-306-8827

Email: **info@firstmininggold.com**

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@FirstMining

@FirstMiningGold

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